UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Randall D Mott
   One Dell Way
   TX, Round Rock 78682
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Chief Information Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |2/28/ |A   | |225000 1          |A  |N/A        |                   |D     |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/29/|P   | |10000             |A  |$22.00     |235000             |D     |                           |
                           | 2000 |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|$37.5938|8/22/|A   | |100000     |A  |2    |8/22/|Common Stock|100000 |N/A    |100000      |D  |            |
ion                   |        | 2000|    | |           |   |     |2010 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified Stock Opt|$37.5938|8/22/|A   | |100000     |A  |3    |8/22/|Common Stock|100000 |N/A    |100000      |D  |            |
ions                  |        | 2000|    | |           |   |     |2010 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified Stock Opt|$40.3125|2/28/|A   | |350000     |A  |4    |2/28/|Common Stock|350000 |N/A    |350000      |D  |            |
ions                  |        | 2000|    | |           |   |     |2010 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Represents 225,000 shares of restricted stock scheduled to vest in according to the following schedule: 36,000 shares on 2/28/01 and 31,500 shares on 2/28 each year from 2002 through 2007.
2. Exercisable according to the following schedule: 20,000 shares on 8/22 of each year from 2003 through 2007.
3. Exercisable according to the following schedule: 20,000 shares on 8/22 of each year from 2001 through 2005.
4. Exercisable according to the following schedule: 70,000 shares on 2/28 of each year from 2001 through 2005.